January 9, 2013

VIA HAND DELIVERY AND EDGAR

Ms. Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	M&T Bank Corporation
Registration Statement on Form S-4
Filed October 15, 2012
File No. 333-184411

Dear Ms. Hayes:

On behalf of our client, M&T Bank Corporation (“M&T” or the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated November 9, 2012, with respect to the filing referenced above.

This letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 (File No. 333-184411) (the “Registration Statement” or the “Form S-4”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 1 marked to indicate changes from the initial version of the Registration Statement filed on October 15, 2012.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All references to page numbers in these responses are to the pages of Amendment No. 1.

Ms. Suzanne Hayes

U.S. Securities and Exchange Commission

January 9, 2013

General

1.	Please disclose, where appropriate, the financial analyses, forecasts and projections provided by the management of each company to its respective financial advisor that were used by such advisor in rendering its fairness opinion.

Response: The disclosure on pages 68-70 and 78-79 has been revised in response to the Staff’s comments.

2.	Please provide prominent disclosure in the document that discusses the material aspects of M&T’s plan for operating the combined business going forward. This disclosure should include, among other things, M&T’s intentions with respect to Hudson City’s securities portfolio and continued funding of Hudson City’s loan portfolio. For example, we note M&T’s disclosure in its most recent Form 10-Q and in the pro forma section that it expects to repay Hudson City’s long-term borrowings by liquidating its comparably-sized investment securities portfolio.

Response: The disclosure on page 100 has been revised in response to the Staff’s comment.

Letter to Hudson City Stockholders

3.	We note that this letter does not inform stockholders that they will be asked to approve, on a non-binding advisory basis, the compensation to be received by the company’s named executive officers relating to the potential merger. Please revise the letter to discuss all matters upon which the stockholders are being asked to vote.

Response: The disclosure in the letter to the Hudson City stockholders has been revised in response to the Staff’s comment.

Questions and Answers about the Special Meetings, page 1

4.	We note the following statement on page 4: “Since compensation and benefits to be paid or provided in connection with the merger are based on contractual arrangements with the named executive officers, the outcome of this advisory vote will not affect the obligation to make these payments.” Please revise your disclosure to explain that Hudson City is conducting the advisory vote because it is required by the Dodd-Frank Act and Exchange Act rules and explain why it is required.

Response: The disclosure on page 4 has been revised in response to the Staff’s comment.

Ms. Suzanne Hayes

U.S. Securities and Exchange Commission

January 9, 2013

Summary, page 10

Recommendation of the Hudson City Board of Directors, page 11

5.	Rather than simply providing a cross-reference to the section discussing the reasons for the merger, please also provide a brief statement on page 11 indicating why Hudson City’s board of directors determined the transaction to be in the best interest of its stockholders. Please also provide a similar statement summarizing why M&T’s board of directors is recommending the transaction to shareholders of M&T.

Response: The disclosure on page 11 has been revised in response to the Staff’s comment.

Hudson City’s Directors and Executive Officers Have Certain Interests…, page 13

6.	Please revise the caption to state that the directors and officers have “financial” interests in the merger rather than “certain” interests.

Response: The disclosure on page 13 has been revised in response to the Staff’s comment.

Termination; Termination Fee, page 15

7.	Please address the merger agreement’s “burdensome condition” provision in this section.

Response: The disclosure on page 15 has been revised in response to the Staff’s comment.

Litigation Related to the Merger, page 16

8.	Rather than simply providing a cross-reference under the above listed subheading, please include a summary of the pending litigation discussed on page 97.

Response: The disclosure on page 16 has been revised in response to the Staff’s comment.

Risk Factors, page 25

General

9.

We note the Form 8-K filed by Hudson City on November 2, 2012 regarding the impact of Hurricane Sandy on the bank’s branch operations. Please consider whether additional risk factor disclosure is appropriate in the Form S-4 in light of

Ms. Suzanne Hayes

U.S. Securities and Exchange Commission

January 9, 2013

the bank’s geographic concentration in the area most impacted by the storm. In the event you do not feel risk factor disclosure is appropriate, please provide an analysis supporting your conclusion.

Response: The disclosure on page 28 has been revised in response to the Staff’s comment. We also note that Hudson City’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, which is incorporated by reference into the Registration Statement, contains similar disclosure.

“Because the Market Price of M&T Common Stock Will Fluctuate, Hudson City Stockholders Cannot Be Sure of the Value of the Merger Consideration They Will Receive.” page 25

10.	Please address the timing of the merger consideration elections in this risk factor.

Response: The disclosure on page 26 has been revised in response to the Staff’s comment.

“The Market Price for M&T Common Stock May Be Affected by Factors Different from Those that Historically Have Affected Hudson City.” page 26

11.	Please revise your disclosure to briefly discuss the differences in the businesses of M&T and Hudson City and provide examples of “some factors that are different from those currently affecting Hudson City” that will be of concern for those stockholders that elect to receive M&T shares as merger consideration.

Response: The disclosure on page 27 has been revised in response to the Staff’s comment.

“Hudson City Directors and Officers May Have Interests in the Merger Different From the Interests of Hudson City Stockholders.” page 28

12.	Please expand your discussion to provide more detail regarding the interests of Hudson City directors and executive officers which are different from those of the stockholders, and include quantification of the total amount of compensation to be paid to the directors and executive officers on an aggregate basis as a result of the merger transaction.

Response: The disclosure on pages 29-30 has been revised in response to the Staff’s comment.

Ms. Suzanne Hayes

U.S. Securities and Exchange Commission

January 9, 2013

“Shares of M&T Common Stock to Be Received by Hudson City Stockholders as a Result of the Merger Will Have Rights Different from the Shares of Hudson...” page 28

13.	Although you state that the rights of Hudson City stockholders will be different as holders of M&T shares, you have not sufficiently explained the differences which will result in a potential risk. Please expand your discussion to summarize the risks presented by the change in governing law and documents.

Response: The disclosure on page 30 has been revised in response to the Staff’s comment.

M&T Proposals, page 40

Preferred Share Amendment Proposal, page 40

14.	Please provide us with your unbundling analysis under Rule 14a-4(a)(3) with respect to the preferred share amendment proposal.

Response: The Company supplementally advises the Staff as follows. Pursuant to Rule 14a-4(a)(3) and the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3)) (collectively, the “Unbundling Requirements”), the Company concluded that the preferred share amendment proposal was required to be unbundled from the other shareholder proposals to be considered by the M&T shareholders at the M&T special meeting. The Unbundling Requirements provide that, unless the particular charter proposal is immaterial, such proposal must be “unbundled” from the merger-related proposal where: (1) the charter provisions in question were not previously part of the company’s charter; (2) the charter provisions in question were not previously part of the charter of a public acquiring company; and (3) state law, securities exchange listing standards, or the company’s charter would require shareholder approval of the proposed changes if they were presented on their own. Based on these requirements, the Company determined that the preferred share amendment proposal was not immaterial to the Company’s shareholders and satisfied each of the other requirements set forth in the preceding sentence as the proposal relates to amendments to M&T’s Certificate of Incorporation to amend the terms of the Series A Preferred Shares and Series C Preferred Shares, which amendments are being undertaken in connection with the U.S. Treasury’s public offering of the Preferred Shares (completed on August 21, 2012) and the completion of M&T’s exit from the U.S. Treasury’s TARP program. As a result, the Company concluded that the preferred share amendment proposal was required to be set out as a separate proposal.

The Company further supplementally advises the Staff that (a) in accordance with Rule 14a-5(a), throughout the Registration Statement, including on pages 3 and 53-54, the preferred share amendment proposal is presented separately from the other proposals to be considered by the M&T shareholders at the M&T special meeting, and (b) in accordance with Rule 14a-4(a)(3), the form of proxy card for the M&T special meeting, which is included in Exhibit 99.4 to Amendment No. 1, identifies the preferred share amendment proposal as a separate matter to be acted upon at the M&T special meeting.

Ms. Suzanne Hayes

U.S. Securities and Exchange Commission

January 9, 2013

15.	Please revise your disclosure throughout to make it clear that Treasury sold its Series A and Series C holdings in August.

Response: The disclosure on pages 9, 53 and 134 has been revised in response to the Staff’s comment.

16.	Please either define or provide a cross-reference to the definition of “regulatory capital treatment event” where first used on page 40.

Response: A definition for the “regulatory capital treatment event” has been included on page 53-54 in response to the Staff’s comment.

17.	Please revise to discuss when M&T can currently redeem the preferred shares.

Response: The disclosure on pages 53-54 has been revised in response to the Staff’s comment.

Background of the Merger, page 49

18.	We note that M&T’s representative engaged in a series of discussions and negotiations with representatives of Hudson City. Please describe in greater detail the nature and substance of the deliberations conducted at meetings, including what specific matters were discussed and what conclusions were reached. Your disclosure should provide shareholders of both companies with an understanding of how, when, and why the material terms of the proposed transaction evolved during the course of discussions. For example, please discuss the following:

•	The terms as initially proposed and changes to the terms during the course of the negotiations;

•	The identity of the consulting firm retained by Hudson City in the first quarter of 2012;

•	The identity of the officer of M&T who spoke with Mr. Ronald Hermance in May 2012;

•	What prompted the phone conversation between Mr. Hermance and the officer of M&T in May 2012;

•	The “short-term tactical opportunities” and other options presented by the consultant to the Hudson City board at the June 2012 meeting;

•	The “other strategic alternatives” discussed by Hudson City’s board at the June 2012 meeting;

•	The identity of the “several senior M&T executives” who met at Mr. Hermance’s home in mid-June 2012;

•	The substance of the discussions at the mid-June meeting held at Mr. Hermance’s home;

•	The status of discussions with M&T and Party A on June 26;

•	When Party B reestablished contact with Hudson City;

•	Why Hudson City’s board did not believe the discussions with Party A would not result in a potential strategic combination that was acceptable;

Ms. Suzanne Hayes

U.S. Securities and Exchange Commission

January 9, 2013

•	The identity of both Hudson City’s and M&T’s “financial and legal advisors” where first mentioned;

•

The “various financial and regulatory matters to be considered regarding the merits of a potential transaction” with each of Party A, Party B and M&T as discussed at the July 24 meeting between Hudson City’s board and its advisors;

•	The “terms” as referenced in various locations on pages 51 and 52 that were discussed and negotiated between August 21 and August 26;

•	The identity of the various members of management referenced throughout this section;

•	The “financial aspects” of the proposed transaction reviewed by J.P. Morgan with the board of Hudson City on August 24; and

•	Why the Hudson City Board determined that the transaction was superior to the other strategic alternatives discussed.

Response: The disclosure on pages 62-66 has been revised in response to the Staff’s comment.

Opinion of Hudson City’s Financial Advisor, page 55

19.	Please describe the method of selection of J.P. Morgan by Hudson City and Evercore Group LLC by M&T, where appropriate. See Item 1015(b)(3) of Regulation M-A.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that Hudson City’s method for its selection of J.P. Morgan as its financial advisor is currently provided in the last paragraph on page 76 and that M&T’s method for its selection of Evercore as its financial advisor is currently provided in the sixth paragraph on page 87.

Opinion of M&T’s Financial Advisor, page 63

20.	We note your statement on page 71 that a “customary fee” was paid to Evercore upon delivery of Evercore’s financial opinion. Please revise your disclosure to quantify the fee paid.

Response: The Company supplementally advises the Staff that the Company believes that the description of the fee paid to Evercore as a “customary fee” constitutes adequate disclosure of information that would be material to shareholders and that such description comports with current market practice. This is in light of the role of Evercore in the merger, which involved rendering of a fairness opinion to M&T in the merger and did not involve participating in the merger negotiations, and the fact that payment of the fee is not contingent on the outcome of the merger.

Ms. Suzanne Hayes

U.S. Securities and Exchange Commission

January 9, 2013

Interests of Hudson City Directors and Executive Officers in the Merger, page 72

21.	We note that you have quantified the minimum bonus component for Messrs. Kranz and Laird as a result of their change in control agreements at the bottom of page 74. Please also quantify it for Mr. Ronald Butkovich.

Response: No minimum applies to the bonus component of severance for Mr. Butkovich under his change of control agreement. The minimum bonus components of severance disclosed for Messrs. Kranz and Laird have been established pursuant to a provision of the merger agreement (section 6.5(c)(1)) that applies only to Hudson City’s officers with titles of “Executive Vice President” or above.

Regulatory Approvals Required for the Merger, page 80

22.	Please provide more detail regarding the “notifications and/or applications requesting approval [that] may be submitted to various other federal and state regulatory authorities and self-regulatory organizations,” including the status of any currently pending applications.

Response: The disclosure on pages 97-99 has been revised in response to the Staff’s comment.

The Merger Agreement, page 83

Covenants and Agreements, page 85

23.	We note your statement on page 90 that M&T and Hudson City will cooperate to restructure Hudson City’s investment securities portfolio, mortgage portfolio and debt capital structure effectively immediately prior to the closing of the merger. Please provide more detail regarding the type of restructuring that will occur.

Response: The disclosure on page 100 has been revised in response to the Staff’s comment.

Litigation Related to the Merger, page 97

24.	Please revise your disclosure to briefly explain the nature of the “flawed sales process” and “impermissible deal protection device” allegations that are the subject of the lawsuits discussed on page 97.

Response: The disclosure on pages 16 and 115-116 has been revised in response to the Staff’s comment.

Ms. Suzanne Hayes

U.S. Securities and Exchange Commission

January 9, 2013

Unaudited Pro Forma Condensed Consolidated Financial Information, page 101

Notes to Pro Forma Combined Condensed Consolidated Financial Statements (Unaudited), page 106

25.	We note your table on page 107 where you disclose the amount of purchase adjustments related to the amortization of premiums and discounts on acquired loans, investment securities, interest-bearing deposits and borrowings. Please revise your disclosure to include the effect of these purchase adjustments on your results of operations for each of the next five years. Refer to Instruction 2 to Rule 11-02 of Regulation S-X.

Response: The disclosure on page 126 has been revised in response to the Staff’s comment.

26.	We note that you did not allocate any of the purchase price to a core deposit intangible asset. Please revise your filing to disclose the reasons you did not assign any value to this intangible asset.

Response: The disclosure on page 125 has been revised in response to the Staff’s comment.

Comparison of Shareholder Rights, page 108

27.	Please revise your disclosure starting on page 108 to clarify the following:

•	The percentage vote of the shareholders of M&T required for the removal of a director for cause;

•	The process a shareholder of M&T must follow in order to “properly submit” a director candidate for nomination;

•	The percentage vote of M&T’s board of directors required in order to call a special meeting of shareholders;

•	The “certain specified business combination transactions” that require a heightened vote of Hudson City stockholders;

•	The “certain tests” and “certain other procedural requirements” that may be met so that heightened approval requirements are not necessary for certain business combinations involving Hudson City;

•	The percentage vote required by a board of directors under Section 242 of Delaware law to amend a corporation’s certificate of incorporation; and

•	The percentage vote required by a board of directors under Section 803(a) of New York law to amend a corporation’s certificate of incorporation.

Response: The disclosure on pages 127-132 has been revised in response to the Staff’s comment. We note that Section 242 of the Delaware General Corporation Law does not specify a vote required by a board of directors to amend a corporation’s certificate of incorporation.

Ms. Suzanne Hayes

U.S. Securities and Exchange Commission

January 9, 2013

Description of M&T Capital Stock, page 114

28.	Please disclose the term of the Provident Warrant and the Wilmington Trust Warrant.

Response: The disclosure on page 133 has been revised in response to the Staff’s comment.

Common Stock, page 117

29.	Please briefly describe the “certain circumstances” under which the NYSE requires shareholder approval of the issuance of additional shares of M&T.

Response: The disclosure on page 136 has been revised in response to the Staff’s comment.

*            *             *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1372 or David M. Adlerstein at (212) 403-1363.

Very truly yours,

/s/ Lawrence S. Makow

Lawrence S. Makow

Enclosures

cc:	Drew J. Pfirrman (M&T Bank Corporation)

Denis J. Salamone (Hudson City Bancorp, Inc.)

C. Andrew Gerlach (Sullivan & Cromwell LLP)